SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a – 16 OR 15d – 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

Commission File No. 0-53646

Eagleford Energy Inc.
(Registrant’s name)

1 King Street West, Suite 1505
Toronto, Ontario, Canada M5H 1A1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

1.           Material Change Report of Registrant as filed on SEDAR on August 25, 2010.

2.           Press Release of Registrant dated August 23, 2010 as filed on SEDAR on August 24, 2010.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 25, 2010	EAGLEFORD ENERGY INC.

	By:	/s/ James Cassina
Name: James Cassina
Title: President

ITEM 1
FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Eagleford Energy Inc. (Formerly: Eugenic Corp.)  (“Eagleford” or the "Company")
Suite 1505, 1 King Street West,
Toronto, Ontario, M5H 1A1

Item 2.	Date of Material Change

August 23, 2010

Item 3.	News Release

Press release issued by the Company on August 23, 2010 and disseminated in North America using a Canadian news wire service.

Item 4.	Summary of Material Change

On August 23, 2010 the Company entered into an acquisition agreement to acquire all of the issued and outstanding membership interests of Dyami Energy LLC a Texas limited liability Company (“Dyami Energy”).

Item 5.	Full Description of Material Change

On August 23, 2010 the Company entered into an acquisition agreement dated August 10, 2010 among Dyami Energy and the Members of Dyami Energy to acquire all of the issued and outstanding membership interests of Dyami Energy.

As consideration for the acquisition, the Company will issue US$3,140,000 of units of the Company at US$0.90 per unit in exchange for 100% of the issued and outstanding membership interests of Dyami Energy and assume US$960,000 of Dyami Energy debt by way of a secured promissory note (the “Note”). Each unit is to be comprised of one common share and one-half a purchase warrant (the “Units”). Each full warrant is exercisable into one additional common share at US$1.00 per share for a period of four years from the date of issuance (the “Units”). The number of Units to be issued is subject to certain working capital adjustments at closing. The Note bears interest at 6% per annum, is secured by the Leases and is payable on December 31, 2011 or upon the Company closing a financing or series of financings in excess of US$4,500,000.

The members of Dyami Energy will enter into a lock up agreement placing into escrow 50% of the Units issued on closing until such time that Company receives a National Instrument 51-101 compliant report from an independent engineering firm indicating at least 100,000 boe of proven reserves on either the Murphy Lease or any formation below the San Miguel on the Matthews Lease (the “Report”).  In the event the Report is not received by the Company within two years of the closing date of the acquisition, the escrow units are returned to the Company for cancellation.

In connection with the acquisition, the Company through Dyami Energy  will enter into a one year employment agreement with Eric Johnson under which (i) Eric Johnson will work for Dyami Energy in the capacity of Vice President of Operations; (ii) Eric Johnson will receive an annual salary of US$75,000 for the first year, such salary to accrue until it can be paid monthly from Dyami’s available cash reserves; and (iii) Eric Johnson will receive 850,000 common share purchase warrants, exercisable on an earn-out basis, for the purchase of 850,000 common shares of Eagleford at a price of US$1.00 per share during a period of five years from the date of issuance as follows:

Event	Number of Warrants Earned

Enhanced Oil Recovery Pilot Project Commencement(1)	100,000
$10,000,000 in Gross Sales(2)	100,000
$25,000,000 in Gross Sales(2)	100,000
$100,000,000 in Gross Sales(2)	100,000
$250,000,000 in Gross Sales(2)	100,000
$500,000,000 in Gross Sales(2)	100,000
Enhanced Oil Recovery Phase 2 Project Commencement(3)	250,000

(1)           Refers to the commencement of an enhanced oil recovery system on the Matthews Lease resulting in the production of oil from the San Miguel formation from a configuration of 3 wells or more through an injection operation utilizing hot water, steam, nitrogen, or other such enhanced oil recovery system (the EOR Pilot Project) while Eric Johnson is an employee of the Dyami Energy.

(2)           Refers to revenues generated from oil or gas produced on the Matthews Lease and Murphy Lease while Eric Johnson is an employee of the Dyami Energy.

(3)           Refers to the production of oil from the San Miguel formation from an expansion of the EOR Pilot Project on the Matthews Lease that results in the production of oil at a rate of no less than 500 barrels a day net to Dyami Energy and continues at such rate of production for no less than 180 consecutive days while Eric Johnson is a full time employee of Dyami Energy.

The assets of Dyami Energy include a 75% working interest (56.25% net revenue interest after royalties) before payout which reduces to a 61.50% working interest (46.125% net revenue interest after royalties) after payout of $12,500,000 of production in a lease comprising approximately 2,629 gross acres of land in Zavala County, Texas (the “Matthews Lease”) and working interests ranging from 90% to 97% (net revenue interests after royalties ranging from 67.5% to 72.75%) in a lease comprising approximately 2,637 gross acres of land in Zavala County, Texas (the “Murphy Lease”) (collectively “the Leases”).

Prior to closing the acquisition, Dyami Energy must satisfy the Company that Dyami Energy has either commenced or is prepared to commence operations to drill a test well on the Matthews Lease in compliance with its obligations under the Matthews Lease.

The acquisition is scheduled to be closed by August 31, 2010 subject to satisfaction of all conditions precedent.

Item 6.	Reliance on sub-section 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted from this material change report.

Item 8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and the Report and may be contacted by the Commission as follows:

James Cassina, President

Telephone:	416 364-4039
Facsimile:	416 364-8244

Item 9.	Date of Report

August 25, 2010

ITEM 2
EAGLEFORD ENERGY INC.

FOR IMMEDIATE RELEASE

Eagleford Energy Acquires Additional Eagle Ford Shale Acreage

Toronto, August 23, 2010 – Eagleford Energy Inc. (OTCBB “EFRDF”) (“Eagleford Energy” or the "Company”), announces that it has entered into an agreement to acquire Dyami Energy LLC a Texas limited liability corporation (“Dyami Energy”) at a transaction value of US$4.1 million (the “Transaction”).  As consideration for the Transaction Eagleford Energy agreed to issue US$3,140,000 of units of the Company at US$0.90 per unit in exchange for 100% of the issued and outstanding membership interests of Dyami Energy and assume US$960,000 of Dyami Energy debt by way of a secured promissory note (the Note).  Each unit is to be comprised of one common share and one-half a purchase warrant (the “Units”). Each full warrant is exercisable into one additional common share at US$1.00 per share for a period of four years from the date of issuance (the “Units”). The number of Units to be issued is subject to certain working capital adjustments at closing. The Note bears interest at 6% per annum, is secured by the leases (as defined below) and is payable on December 31, 2011 or upon the Company closing a financing or series of financings in excess of US$4,500,000.

The assets of Dyami Energy include a 75% working interest (56.25% net revenue interest after royalties) before payout which reduces to a 61.50% working interest (46.125% net revenue interest after royalties) after payout of $12,500,000 of production in a lease comprising approximately 2,629 gross acres of land in Zavala County, Texas (the “Matthews Lease”) and working interests ranging from 90% to 97% (net revenue interests after royalties ranging from 67.5% to 72.75%) in a lease comprising approximately 2,637 gross acres of land in Zavala County, Texas (the “Murphy Lease”) (collectively “the Leases”). Eagleford Energy previously announced the acquisition of a 10% working interest (7.5% net revenue interest after royalties) before pay out which reduces to a 7.5% working interest (5.625% net revenue interest after royalties) after payout of $15,000,000 of production in the Matthews Lease.

The Leases are located in Zavala County which is part of the Maverick Basin of Southwest Texas and downdip from the United States Geological Studies north boundary of the Smackover-Austin-Eagle Ford total petroleum system.  Eric Johnson, VP Operations at Dyami Energy stated, “We believe that both the Matthews Lease and the Murphy Lease are highly prospective for hydrocarbons in the Eagle Ford shale formation as well as other formations.  The Matthews Lease is surrounded by Petrohawk’s (Petrohawk Energy Corporation NYSE: HK) Red Hawk block where Petrohawk has recently announced initial production of 355 barrels a day of oil from a horizontal well drilled on its Mustang Ranch “C” #1H location. The Murphy lease is approximately 11 miles northeast of Chesapeake’s (Chesapeake Energy Corporation NYSE: CHK) recently announced initial production of 930 barrels a day from its Traylor North 1-H  well.” Johnson further stated, “We have logs that show 380 feet of Upper and Lower Eagle Ford shale on our Matthews Lease of which approximately 160 feet is the organically richer lower Eagle Ford.  Also, previous engineering reports indicate that the San Miguel formation contains 70 million barrels of heavy oil in the San Miguel D Sands and another 80 million barrels of heavy oil in the San Miguel A,B,C, Sands all within the bounds of our Matthews Lease.”

Prior to closing the acquisition, Dyami Energy must satisfy Eagleford Energy that Dyami Energy has either commenced or is prepared to commence operations to drill a test well on the Matthews Lease in compliance with its obligations under the Matthews Lease.

The Transaction is scheduled to be closed by August 31, 2010 subject to satisfaction of all conditions precedent.

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At present there are approximately 26.3 million shares issued and outstanding in the capital of the Company prior to the issuance of any shares associated with the closing of the Transaction.

About Eagleford Energy Inc.

Eagleford Energy Inc. is a growth orientated oil and gas company with a focus on growing hydrocarbon reserves, cash flow, and net asset value per share through exploration and production of mineral properties in South Texas. The Company is actively pursuing leases and drilling opportunities in Texas and throughout the region with a primary objective of obtaining high-demand Eagle Ford Shale acreage for follow up exploration and production.

For further information, please contact:

Eagleford Energy Inc.
Investor Relations
Telephone: 877-723-5542
Facsimile: 416 364-8244

Certain information regarding the Company in this news release may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, projections or estimates made by us and our management in connection with our business operations.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

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